09056298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35847 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

RECD S.E.C.
FEB 26 2009
803

NAME OF BROKER-DEALER:

Transamerica Securities Sales Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 South Olive Street, Suite T-2500
(No. and Street)

Los Angeles (City) CA (State) 90015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Chuang (213) 741-5797

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0810-0993226

# Oath or Affirmation

I, George Chuang, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Securities Sales Corporation as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

George Chuang
President

Subscribed and sworn to (or affirmed) before me on this 19 day of Feb., 2009, by George Chuang, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Stephanie Hulme
Notary Public,
State of California, County of ~~Los Angeles~~ Orange /sh

STEPHANIE HULME
COMMISSION #1738018
Notary Public - California
ORANGE COUNTY
My Commission Expires
MAY 7, 2011

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

# Transamerica Securities Sales Corporation

## Financial Statements and Supplemental Information

Years Ended December 31, 2008 and 2007

## Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Tel: +1 515 243 2727
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Transamerica Securities Sales Corporation

We have audited the accompanying statements of financial condition of Transamerica Securities Sales Corporation (the Company) as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Securities Sales Corporation at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Des Moines, Iowa
February 3, 2009

# Transamerica Securities Sales Corporation

## Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | **2008** | **2007** |
| **Assets** | | |
| Cash and cash equivalents | **$ 497,537** | $ 408,692 |
| Interest and 12b-1 fee receivable | **2,388** | 4,994 |
| Recoverable under tax allocation agreement | **7,721** | 3,018 |
| Total assets | **$ 507,646** | $ 416,704 |
| | | |
| **Liabilities and shareholder's equity** | | |
| Liabilities: | | |
| Deferred tax liabilities | **$ 341** | $ – |
| Due to affiliate | **67,676** | 26,791 |
| Total liabilities | **68,017** | 26,791 |
| | | |
| Shareholder's equity: | | |
| Common stock, par value $0.01 (20,000 shares authorized, 1,000 shares issued and outstanding) | **10** | 10 |
| Additional paid-in capital | **189,668** | 189,668 |
| Retained earnings | **249,951** | 200,235 |
| Total shareholder's equity | **439,629** | 389,913 |
| Total liabilities and shareholder's equity | **$ 507,646** | $ 416,704 |

*See accompanying notes.*

Transamerica Securities Sales Corporation

## Statements of Operations

| | Year Ended December 31 | |
|---|---|---|
| | **2008** | **2007** |
| Revenues: | | |
| Commissions and 12b-1 fees from registered investment products | **$ 4,130,325** | $ 3,417,644 |
| Interest income | **5,954** | 12,533 |
| Total revenues | **4,136,279** | 3,430,177 |
| Expenses: | | |
| Commissions paid for sale of registered investment products | **4,050,594** | 3,334,315 |
| Filing fees and other expenses | **4,537** | 2,367 |
| Total expenses | **4,055,131** | 3,336,682 |
| Income before taxes | **81,148** | 93,495 |
| Income tax expense: | | |
| Current | **31,091** | 38,846 |
| Deferred | **341** | – |
| | **31,432** | 38,846 |
| Net income | **$ 49,716** | $ 54,649 |

*See accompanying notes.*

## Transamerica Securities Sales Corporation

## Statements of Changes in Shareholder's Equity

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2007 | $ 10 | $ 189,668 | $ 145,586 | $ 335,264 |
| Net income | – | – | 54,649 | 54,649 |
| Balance at December 31, 2007 | 10 | 189,668 | 200,235 | 389,913 |
| Net income | – | – | **49,716** | **49,716** |
| Balance at December 31, 2008 | **$ 10** | **$ 189,668** | **$ 249,951** | **$ 439,629** |

*See accompanying notes.*

Transamerica Securities Sales Corporation

## Statements of Cash Flows

| | Year Ended December 31 | |
|---|---|---|
| | **2008** | **2007** |
| **Operating activities** | | |
| Net income | **$ 49,716** | $ 54,649 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Deferred income tax expense | **341** | – |
| Changes in operating assets and liabilities: | | |
| Interest and 12b-1 fee receivable | **2,606** | 11 |
| Accounts receivable | – | 2,242 |
| Due to (from) affiliate | **40,885** | (4,440) |
| Recoverable under tax allocation agreement | **(4,703)** | (3,950) |
| Net cash provided by operating activities | **88,845** | 48,512 |
| | | |
| Cash and cash equivalents at beginning of year | **408,692** | 360,180 |
| Cash and cash equivalents at end of year | **$ 497,537** | $ 408,692 |
| | | |
| **Cash paid during the year for:** | | |
| Income taxes | **$ 35,794** | $ 42,796 |

*See accompanying notes.*

## 1. Summary of Significant Accounting Policies

Transamerica Securities Sales Corporation (the Company) is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Transamerica International Holdings, Inc., which is a wholly owned indirect subsidiary of AEGON N.V. (AEGON), a holding company organized under the laws of The Netherlands.

The Company is the principal distributor of the variable universal life insurance policies of Transamerica Occidental Life Insurance Company (TOLIC), which merged with Transamerica Life Insurance Company (TLIC) on October 1, 2008. Both companies are affiliated companies.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the SEC.

### Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist primarily of a bank-sponsored money market fund. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

### Investments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption did not have a material impact on the Company's financial statements. See Note 4 to the financial statements for additional disclosures.

## 1. Summary of Significant Accounting Policies (continued)

### Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

### Recognition of Income

Commission revenue, 12b-1 fees, and commission expense are recorded on a trade-date basis as securities transactions occur.

## 2. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate-return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group.

The provision for income tax expense consists of the following:

| | Year Ended December 31 | |
|---|---|---|
| | **2008** | **2007** |
| Federal | **$ 26,825** | $ 29,447 |
| State | **4,607** | 9,399 |
| | **$ 31,432** | $ 38,846 |

The federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

**2. Income Taxes (continued)**

Deferred income taxes are due to the accrual of state income taxes. Deferred income taxes are comprised of the following at December 31:

| | 2008 | 2007 |
|---|---|---|
| Deferred tax assets | $ – | $ – |
| Deferred tax liabilities | 341 | – |
| Net deferred tax liabilities | $ 341 | $ – |

The Company adopted the provisions of Financial Accounting Standards Board (the FASB) Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007.

The Company has analyzed all material tax positions under the provisions of FIN 48 and has determined that there are no tax benefits that should not be recognized as of December 31, 2008 or December 31, 2007. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2008 and 2007. The Internal Revenue Service audits are final for tax years prior to 2001.

**3. Transactions With Affiliates**

The Company transacts with certain AEGON subsidiaries and affiliates in the normal course of operations. All commission amounts earned and paid relate to these agreements. Pursuant to distribution agreements, commissions owed to representatives of the Company are paid directly to the representative by TOLIC or TLIC. Accordingly, commissions and 12b-1 fees receivable and commissions and 12b-1 fees payable are settled on a net basis with the affiliated companies. AEGON provides certain personnel and other support services to the Company.

**3. Transactions With Affiliates (continued)**

The Company is party to a cost-sharing agreement between AEGON USA Inc. companies providing general administrative services as needed. During 2008 and 2007, a significant portion of the operating expenses were attributable to such agreement.

**4. Fair Value Measurements and Fair Value Hierarchy**

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

The Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the statements of financial condition are categorized as follows:

- Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

- Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets.

  b) Quoted prices for identical or similar assets or liabilities in nonactive markets.

  c) Inputs other than quoted market prices that are observable.

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

**4. Fair Value Measurements and Fair Value Hierarchy (continued)**

- Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis at December 31, 2008:

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Assets Measured at Fair Value | Fair Value Hierarchy Level | | |
| | | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | |
| Cash equivalents | $ 226,956 | $ – | $ 226,956 | $ – |
| Total assets | $ 226,956 | $ – | $ 226,956 | $ – |

**5. Net Capital Requirement**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC's Uniform Net Capital Rule, or other regulatory bodies.

At December 31, 2008, the Company had net capital of $435,089, which was $430,089 in excess of the required net capital of $5,000.

# Supplemental Information

Transamerica Securities Sales Corporation

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total shareholder's equity | | $ 439,628 |
| | | |
| Nonallowable assets and deductions: | | |
| Receivable from affiliates | $ – | |
| Total deductions and/or charges | | – |
| Net capital before haircuts on securities positions | | 439,628 |
| | | |
| Haircuts on securities | | 4,539 |
| | | |
| Net capital | | $ 435,089 |
| | | |
| **Computation of alternative net capital requirement** | | |
| Net capital requirement (minimum) | | $ 5,000 |
| | | |
| Excess net capital | | $ 430,089 |

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

# Transamerica Securities Sales Corporation

## Statements Regarding SEC Rule 15c3-3

December 31, 2008

The Company is exempt from SEC Rule 15c3-3 as it relates to the Special Reserve Bank Account Requirement according to the provision of Rule 15c3-3(k)(1).

The Company is also exempt from SEC Rule 15c3-3 as it relates to possession and control requirements under the Rule 15c3-3(k)(l) exemptive provision.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764
Tel: +1 515 243 2727
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
Transamerica Securities Sales Corporation

In planning and performing our audit of the financial statements of Transamerica Securities Sales Corporation (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Des Moines, Iowa
February 3, 2009

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**
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# FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION (FOR SEC FILING PURPOSES)

Transamerica Securities Sales Corporation
Years Ended December 31, 2008 and 2007
With Report and Supplementary Report of Independent Registered Public Accounting Firm